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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Premier Exhibitions, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74051E102
(CUSIP Number)
Arnie Geller
3340 Peachtree Road, N.E., Suite 2250
Atlanta, Georgia 30326
(404) 842-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74051E102

1	NAMES OF REPORTING PERSONS:
Arnie Geller
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,593,750(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,475,000(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,593,750(1)

WITH	10	SHARED DISPOSITIVE POWER:

1,475,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,068,750(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 681,250 shares of Common Stock that are issuable to Arnie Geller upon the exercise of currently exercisable stock options and stock options that are exercisable within 60 days of the date of this Schedule 13D. Such shares have no voting rights until issued upon exercise of such stock options.
(2) See Item 5.
(3) Percentage calculated on the basis of 29,331,549 shares of Common Stock issued and outstanding. This number includes 28,650,299 shares of Common Stock issued and outstanding as of January 3, 2007, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006, filed with the SEC by the Issuer on January 10, 2007, and 681,250 shares of Common Stock that are issuable to Arnie Geller upon the exercise of currently exercisable stock options and stock options that are exercisable within 60 days of the date of this Schedule 13D.

CUSIP No.	74051E102

1	NAMES OF REPORTING PERSONS:
Judith Geller
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		33,333(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,475,000(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,333(1)

WITH	10	SHARED DISPOSITIVE POWER:

1,475,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,508,333(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 33,333 shares of Common Stock that are issuable to Ms. Geller upon the exercise of currently exercisable stock options. Such shares have no voting rights until issued upon exercise of such options.
(2) See Item 5.
(3) Percentage calculated on the basis of 28,683,632 shares of Common Stock issued and outstanding. This number includes 28,650,299 shares of Common Stock issued and outstanding as of January 3, 2007, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006, filed with the SEC by the Issuer on January 10, 2007, and 33,333 shares of Common Stock that are issuable to Ms. Geller upon the exercise of currently exercisable st ock options.

Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Premier Exhibitions, Inc. (the “Issuer), whose principal executive offices are located at 3340 Peachtree Road, N.E., Suite 2250, Atlanta, GA 30326. This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Arnie Geller and Judith Geller on August 6, 2004.
Item 2. Identity and Background
(a) This Schedule 13D is filed jointly by Arnie Geller and Judith Geller, husband and wife.
(b) Arnie Geller’s and Judith Geller’s business address is 3340 Peachtree Road, N.E., Suite 2250, Atlanta, GA 30326.
(c) Arnie Geller is President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer. Judith Geller is an author and free-lance writer/designer and performs consulting services for the Issuer.
(d) During the last five years, neither of Arnie Geller nor Judith Geller has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Except as set forth below, during the last five years, neither of Arnie Geller nor Judith Geller has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Arnie Geller or Judith Geller being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Following the change in control of the Issuer in November 1999 (specifically, the removal of four members of the Board of Directors), the staff of the Securities and Exchange Commission (the “SEC”) began an investigation of the circumstances surrounding that change in control. The Issuer later learned that prior to beginning its investigation, the SEC staff had received complaint letters from former members of management who had been displaced as a result of the November 1999 Board removal action. At the conclusion of the SEC staff’s investigation, the staff recommended that no enforcement action should be brought against the Issuer, and that the Commission should enter into a non-fraud settlement with Arnie Geller based on alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (“Exchange Act”), Section 14(a) of the Exchange Act, and related rules. Pursuant to the settlement, Arnie Geller neither admitted nor denied the allegations of the complaint and agreed to pay a civil penalty in the amount of $85,000. The SEC’s complaint did not include any violations of the antifraud provisions of the securities laws. The SEC filed its complaint, along with the final judgment and Arnie Geller’s consent, with the United States District Court for the District of Columbia on November 19, 2004.
(f) Arnie Geller and Judith Geller are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
     The acquisitions of shares of Common Stock and options to purchase shares of Common Stock reported on this Schedule 13D by Arnie Geller were granted by the Issuer in consideration of services provided by Arnie Geller to the Issuer.
     Judith Geller acquired her interest in the 1,475,000 shares of Common Stock for which she has shared voting and dispositive power as a gift from Arnie Geller. In addition, the Issuer has granted to Judith Geller an option to purchase 100,000 shares of Common Stock in consideration of consulting services provided by Judith Geller to the Issuer. Because one-third of the shares subject to this option became exercisable on September 13, 2006, 33,333 additional shares of Common Stock are being reported on this Schedule 13D as beneficially owned by Judith Geller.
     As of June 29, 2000, the Issuer and Arnie Geller entered into a five-year employment agreement, incorporated by reference herein as Exhibit B, pursuant to which Arnie Geller was entitled to, among other things, immediately vested and exercisable options to purchase 500,000 shares of Common Stock at a price of $1.75 per share expiring on June 28, 2010, which options were issued pursuant to the stock option agreement, incorporated by reference herein as Exhibit C. Such options were issued under the Issuer’s 2000 Stock Option Plan.
     As of January 21, 2001, options to purchase 300,000 shares of Common Stock with an exercise price of $1.15 per share and which expire on January 26, 2011 were granted to Arnie Geller in consideration of services by Arnie Geller to the Issuer. Such options were immediately exercisable and were issued under the 2000 Stock Option Plan.
     As of January 21, 2001, 25,000 shares of Common Stock were granted to Arnie Geller in consideration of services by Arnie Geller to the Issuer as a member of the Board of Directors.
     As of January 26, 2001, options to purchase 75,000 shares of Common Stock with an exercise price of $0.40 per share and which expire on January 26, 2011 were granted to Arnie Geller in consideration of services to the Issuer. Such options were immediately exercisable and were issued under the 2000 Stock Option Plan.
     As of June 7, 2001, Arnie Geller transferred title to 1,475,000 shares of Common Stock that were held in his name alone to ownership by him and Judith Geller, his spouse, in tenancy by the entireties as a gift.
     As of February 4, 2002, the Issuer and Arnie Geller entered into an employment agreement, incorporated by reference herein as Exhibit D (the “2002 Employment Agreement”) pursuant to which Arnie Geller was entitled to, among other things, immediately vested and exercisable options to purchase 500,000 shares of Common Stock at a price of $0.40 per share expiring on February 1, 2012. Such options were issued under the 2000 Stock Option Plan.

     Pursuant to the 2002 Employment Agreement, at Arnie Geller’s option, he may receive his salary in the form of shares of Common Stock valued for such purposes at 50% of the closing bid price of the Common Stock as quoted on the applicable stock exchange as of the date of Arnie Geller’s election (the “Stock Alternative”). As a result of the availability of the Stock Alternative, Arnie Geller may receive Common Stock at a discount to its market price.
     As of December 12, 2003, options to purchase 75,000 shares of Common Stock with an exercise price of $0.32 per share and which expire on December 12, 2013 were granted to Arnie Geller in consideration of services to the Issuer. Such options were immediately exercisable and were issued under the Issuer’s 2004 Stock Option Plan.
     As of December 12, 2003, the Issuer issued to Arnie Geller 312,500 shares of Common Stock in lieu of salary in the amount of $50,000 due to him. Such shares were issued pursuant to the Stock Alternative.
     As of April 10, 2004, the Issuer and Arnie Geller entered into an amendment to the 2002 Employment Agreement (the “2004 Amendment”), incorporated by reference herein as Exhibit E, pursuant to which Arnie Geller was entitled to immediately vested and exercisable options to purchase 400,000 shares of Common Stock at a price of $1.64 per share expiring on April 10, 2014. Such options were issued under the 2004 Stock Option Plan.
     As of July 30, 2004, Arnie Geller agreed to surrender options to purchase 1,200,000 shares of Common Stock in exchange for 600,000 shares of Common Stock pursuant to the Letter Agreement dated July 30, 2004 (incorporated by reference herein as Exhibit F). The Issuer and Arnie Geller agreed to this surrender and issuance because the authorized capital stock of the Issuer set forth in the Issuer’s Articles of Incorporation at the time was 30,000,000 shares of Common Stock and a reduction in the number of shares of Common Stock reserved for issuance on the exercise of stock options resulting from the surrender of stock options by Arnie Geller was necessary to permit the Issuer to issue additional shares of Common Stock to third parties without amending its Articles of Incorporation. The surrendered options included the following: (a) options exercisable for 500,000 shares at an exercise price of $1.75 and an expiration date of June 28, 2010; (b) options exercisable for 400,000 shares at an exercise price of $1.64 and an expiration date of April 10, 2014; and (c) options exercisable for 300,000 shares at an exercise price of $1.15 and an expiration date of January 26, 2011.
     As of September 13, 2005, options to purchase 100,000 shares of Common Stock were granted to Judith Geller as consideration for consulting services that Ms. Geller provided to the Issuer. Such options were issued under the 2004 Stock Option Plan. Judith Geller can exercise this option pro rata with respect to one-third of the shares subject to the option on the first, second and third anniversaries of the grant. Such options have an exercise price equal to $2.15 and have an expiration date of September 13, 2015. Options to purchase 33,333 shares of Common Stock are currently exercisable.
     On August 18, 2006, options to purchase 400,000 shares of Common Stock were granted to Arnie Geller in connection with his amended employment agreement. Such options were granted under the Amended and Restated 2004 Stock Option Plan and vest 50% per year over the two year extension period of Arnie Geller’s amended employment agreement, which two year period commences February 4, 2009. Such options have an exercise price equal to $4.31, and have an expiration date of April 11, 2016.
     On August 18, 2006, options to purchase 75,000 shares of Common Stock were granted to Arnie Geller in connection with his service to the Issuer as a Director. Such options were granted under the Amended and Restated 2004 Stock Option Plan. Such options vest pro rata over a three-year period, have an exercise price equal to $3.65, and have an expiration date of January 27, 2016. Options to purchase 31,250 shares of Common Stock in connection with this grant are currently exercisable or exercisable within 60 days of the date of this Schedule 13D by Arnie Geller.
Item 4. Purpose of Transaction
     The acquisitions of shares of Common Stock and options to purchase shares of Common Stock reported on this Schedule 13D by Arnie Geller were made in consideration of services provided by Arnie Geller to the Issuer. Judith Geller acquired her interest in the 1,475,000 shares of Common Stock reported for which she has shared voting and dispositive power as a gift from Arnie Geller. Ms. Geller acquired her interest in the 33,333 additional shares reported as beneficially owned by her on this Schedule 13D in consideration of consulting services provided to the Issuer.
     Each of Arnie Geller and Judith Geller holds his or her respective shares of Common Stock for investment purposes. However, because Arnie Geller holds 2,387,500 shares of currently outstanding Common Stock (including 1,475,000 shares held as tenancy by the entireties with Judith Geller), Arnie Geller and Judith Geller will have some degree of influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors. In the event of the issuance of shares of Common Stock upon an exercise of currently outstanding stock options by Arnie Geller or Judith Geller, Mr. Geller’s influence, or Ms. Geller’s influence, respectively, regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors, would likely increase.
     Each of Arnie Geller and Judith Geller intends to review his or her respective investments in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him or her with respect to his or her respective holdings in the Issuer. As a result, and depending upon, among other things, current and future trading prices for the Common Stock, the Issuer’s business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, expiration dates of stock options, individual tax and other portfolio considerations and personal needs, each of Arnie Geller and Judith Geller may from time to time consider a number of possible strategies for enhancing the value of his or her respective investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that could constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. As of the date of this Schedule 13D, neither of Arnie Geller nor Judith Geller has any plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.
     There can be no assurance that Arnie Geller or Judith Geller will develop any plans or proposals or take any particular action or actions with respect to some or all of their respective holdings of the Common Stock. There can be no assurance as to the timing of any such matters should they be so pursued by Arnie Geller or Judith Geller.
Item 5. Interest in Securities of the Issuer
(a)	Arnie Geller beneficially owns 3,068,750 shares of Common Stock, which includes 1,475,000 shares of Common Stock held in tenancy by the entireties with Judith Geller and 681,250 shares of Common Stock that are issuable to Arnie Geller upon the exercise of currently exercisable stock options and stock options that are exercisable within 60 days of the date of this Schedule 13D. The shares of Common Stock beneficially owned by Arnie Geller comprise 10.5% of the issued and outstanding shares of Common Stock, calculated on the basis of 29,331,549 shares of Common Stock issued and outstanding, which includes 28,650,299 shares of Common Stock issued and outstanding as of January 3, 2007, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006, filed with the SEC by the Issuer on January 10, 2007, and 681,250 shares of Common Stock that are issuable to Arnie Geller upon the exercise of currently exercisable stock options and stock options that are exercisable within 60 days of the date of this Schedule 13D.

Judith Geller beneficially owns 1,475,000 shares of Common Stock held in tenancy by the entireties with her spouse Arnie Geller, and options to purchase 33,333 shares of Common Stock that are currently exercisable by Ms. Geller. The shares of Common Stock beneficially owned by Judith Geller comprise 5.3% of the issued and outstanding shares of Common Stock, calculated on the basis of 28,683,632 shares of Common Stock issued and outstanding, which includes 28,650,299 shares of Common Stock issued and outstanding as of January 3, 2007, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006, filed with the SEC by the Issuer on January 10, 2007, and options to purchase 33,333 shares of Common Stock that are currently exercisable by Ms. Geller.

(b)	Arnie Geller and Judith Geller share the power to vote or direct the vote and share the power to dispose or to direct the disposition of 1,475,000 shares of Common Stock which they hold in tenancy by the entireties. Arnie Geller has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 912,500 shares of currently outstanding Common Stock and will have such power as to 681,250 shares of Common Stock that are issuable to Arnie Geller upon the exercise of currently exercisable stock options and stock options that are exercisable within 60 days of the date of this Schedule 13D. Judith Geller does not presently own any shares of Common Stock for which she has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition, but will have such power as to 33,333 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options.

(c)	Not applicable.

(d)	No person other than Arnie Geller and Judith Geller, with respect to the separate interests of each disclosed in this Schedule 13D, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock disclosed in this Schedule 13D as beneficially owned by Arnie Geller and Judith Geller, respectively.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to the 2002 Employment Agreement, in the event that Arnie Geller is terminated by the Issuer without cause, he would be entitled to a lump sum payment equal to the cumulative remaining base salary payments due under the remaining term of the 2002 Employment Agreement, which he may elect to take in Common Stock. Such Common Stock would be valued as described in Item 3 for the Stock Alternative and such payment would be at least 299% of Arnie Geller’s annual base salary.
     Pursuant to the 2004 Amendment, all stock options granted to Arnie Geller during the term of his employment will remain exercisable until the later of the fifth anniversary of the date of termination of employment or the expiration of such options on the scheduled expiration dates as set forth in the separate stock option agreements.
     Options granted to Arnie Geller under the 2004 Stock Option Plan and the Amended and Restated 2004 Stock Option Plan, and options granted to Ms. Geller under the 2004 Stock Option Plan, were issued pursuant to stock option agreements substantially in the form incorporated by reference herein as Exhibit G.
     Arnie Geller and Judith Geller have entered into the Joint Filing Agreement dated as of August 3, 2004, incorporated by reference herein as Exhibit A, in connection with the filing of this Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission.
     Other than the agreements described in this Item 6, the agreements described in Item 3 and the agreements listed in Item 7 (which information is incorporated herein by reference), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Arnie Geller or Judith Geller, respectively, and any other person with respect to the Common Stock.

Item 7. Material to Be Filed as Exhibits
A. Joint Filing Agreement dated August 3, 2004 (incorporated herein by reference from the Schedule 13D filed on behalf of Arnie Geller and Judith Geller on August 6, 2004).
B. Employment Agreement dated June 29, 2000 between the Issuer and Arnie Geller (incorporated herein by reference from the Issuer’s Form 10-Q for the quarter ended May 31, 2000).
C. Stock Option Agreement dated June 29, 2000 between the Issuer and Arnie Geller (incorporated herein by reference from the Issuer’s Form 10-Q for the quarter ended May 31, 2000).
D. Employment Agreement dated February 2, 2002 between the Issuer and Arnie Geller (incorporated herein by reference to the Issuer’s Form 10-K for the year ended February 28, 2002).
E. Amendment to Employment Agreement dated April 10, 2004 between the Issuer and Arnie Geller (incorporated herein by reference to the Issuer’s Form 10-K for the year ended February 29, 2004).
F. Letter Agreement dated July 30, 2004 between the Issuer and Arnie Geller (incorporated herein by reference from the Schedule 13D filed on behalf of Arnie Geller and Judith Geller on August 6, 2004).
G. Form of Stock Option (incorporated herein by reference to the Issuer’s Form 8-K filed on October 20, 2004).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	/s/ Arnie Geller
Arnie Geller

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	/s/ Judith Geller
Judith Geller